

08031548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 n

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66316

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/07__ AND ENDING __09/30/07__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: (fn) Quantum Research Inc.
(vn) Quantum Securities Inc

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__5295 Town Center Road__
(No. and Street)

__Boca Raton__ __FL__ __33486__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Brian Garrahan__ __561-392-7999 x 225__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__CBS Financial, CPA, PA__
(Name – if individual, state last, first, middle name)

__6209 W. Commercial Blvd, Ste 7, Ft Lauderdale, FL 33319__
(Address)   (City)   (State)   (Zip Code)

PROCESSED
NOV 14 2008
THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 2008
BRANCH OF REGISTRATIONS
AND
05 EXAMINATIONS

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Brian Garrahan_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Quantum Research Inc. , as
of _September 30th_ , 20 _07_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBS FINANCIAL, CPA, PA
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
LICENSE NUMBER AD0019334

COMPREHENSIVE BUSINESS AND INDIVIDUAL FINANCIAL SOLUTIONS
6209 WEST COMMERCIAL BOULEVARD, SUITE 7
FORT LAUDERDALE, FL 33319
TELEPHONE 954-724-4141
FAX 954-724-4171

QUANTUM RESEARCH, INC.

FINANCIAL STATEMENTS

AND

REPORT OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

SEPTEMBER 30th, 2007

QUANTUM RESEARCH, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30th, 2007

TABLE OF CONTENTS

CBS FINANCIAL, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
LICENSE NUMBER AD0019334

COMPREHENSIVE BUSINESS AND INDIVIDUAL FINANCIAL SOLUTIONS
6209 WEST COMMERCIAL BOULEVARD, SUITE 7
FORT LAUDERDALE, FL 33319
TELEPHONE 954-724-4141
FAX 954-724-4171

INDEPENTDENT AUDITOR'S REPORT

The Stockholder and Board of Directors
Quantum Research, Inc.

We have audited the accompanying statement of financial condition of Quantum Research, Inc. as of September 30th, 2007, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, except as we explained in Note 6 – Going Concern of the Notes to Financial Statements, the financial position of Quantum Research, Inc. at September 30th, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly represented in all material respects in relation to the basic financial statements taken as a whole.

CBS Financial

CBS Financial, CPA, PA
March 31st, 2008

Quantum Research, Inc.
Statement of Financial Condition
September 30, 2007

ASSETS

Cash and Cash Equivalent	$ 78,964
Due from Affiliate	130,512
TOTAL ASSETS	**$ 209,476**

LIABILITIES & EQUITY

Liabilities:

Maranello Delopment - Deposit	$ 255,000
NASD Finance Department	35,000
Total Liabilities	290,000

Stock Holder's Equity:

Capital Stock, par value $.10 per share, 1,000 share authorized, issued and oustanding	100
Additional Capital	45,460
Retained Earnings	(126,084)
Total Equity	(80,524)
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$ 209,476**

The accompanying notes are intergral part of these financial statements

Quantum Research, Inc.
Statement of Operations
Period Ended September 30, 2007

Revenues	$ -
Expense	
Bank Charges	142
Consulting	45,280
Dues & Subscriptions	375
Insurance	1,942
Licenses & Permits	4,705
Management Fees	15,911
Meals & Entertainment	73
Office Expense	14,270
Professsional Fees	23,717
Telephone	1,939
Training	395
Travel	1,944
Total Expense	110,693
Net Loss	$(110,693)

The accompanying notes are intergral part of these financial statements

1

Quantum Research, Inc.
Statement Of Changes in Stockholder's Equity
Year ended September 30th, 2007

	Common Stock		Additional Paid In Capital	Retained Capital	Total stockholder's Equity
	Shares	Amount			
Balance, January 1st, 2007	1000	$ 100	$ 45,460	$ (15,391)	$ 30,169
Additional Paid In Capital			$ -	$ -	$ -
Net Loss				$(110,693)	$(110,693)
Balance, September 30th, 2007	1000	$ 100	$ 45,460	$(126,084)	$ (80,524)

The accompanying notes are intergral part of these financial statements

Quantum Research, Inc.
Statement of Cash Flows
Year Eneded December 31st, 2007

Cash flows from operations activities:	
Net Loss	$(110,693)
Adjustments to reconcile net loss to net cash used from operating activities:	
Due from Affiliate	(130,512)
Advances to Officer	25,581
Deposits in NASD Finance Department	35,000
Accrued Expenses	(800)
Total cash used by operating activity	(70,731)
Cash Flows from Financing Activities	
Deposit in litigation from Maranello Development	255,000
Additional Paid-in Capital	-
Total cash provided by financing activities	255,000
Net increase in cash	73,576
Cash and cash equivalents, January 1, 2007	5,388
Cash and cash equivalents, September 30th, 2007	$ 78,964

The accompanying notes are intergral part of these financial statements

QUANTUM RESEARCH, INC.

NOTES TO FINANCIAL STATEMETNS

SEPTEMBER 30th, 2007

NOTE 1 – BUSINESS

Quantum Research, Inc. (the "Company"), incorporated in Florida on April 17th, 2003 and began operation on May 1st, 2004. The Company is a securities broker dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. All securities transactions are cleared though clearing broker dealers on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Company are prepared under the accrual method of accounting.

Cash and cash equivalents
The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalent.

Property and equipment
Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment are provided utilizing the straight-line method over the estimated useful lives of the related assets.

Securities transactions
Securities transactions are expenses as incurred.

Income Taxes
The Company and its stockholder elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholder's individual income tax return.

QUANTUM RESEARCH, INC.

NOTES TO FINANCIAL STATEMETNS

SEPTEMBER 30th, 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Fair value of financial instruments
The financial instruments of the Company are reported in the accompanying consolidated statement of financial condition at their carrying values, which approximate their fair value due to their short-term nature.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company does not have any property or equipment as of September 30th, 2007.

NOTE 5 – SUBSEQUENT EVENTS

The Company has been a non-active broker dealer since its formation, March 17th, 2003. However, its license is still current.

NOTE 6 – GOING CONCERN

The Company entered into an agreement for the development of lands projects. There was a $255,000 deposit made to the company from Maranello Development. They company is co-defendant in a lawsuit in regard to these project. We have failed to obtain a disclosure from the Company's legal council of the probability of an adverse decision in the courts. The Company since has transferred its broker licenses to Quantum Securities, Inc.

Quantum Research, Inc.

Computation And Recociliation Of Net Capital
Under Rule 15c3-1 Of The
Securities And Exchange Commission

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Total stockholder's equity qualified for net capital	$(80,524)
Deductions:	
Non-Allowable assets:	(130,512)
Other	
Total non-allowable assets	(130,512)
Net capital before haircuts on securities positions	(211,036)
Haircuts	-
Net capital	(211,036)
Calculation of minimum net capital requirement:	
6 2/3% of Aggregate indebtedness	-
Minimum dollar net capital requirement of reporting broker	5,000
Net capital requirements (greater of two minimum requirement amounts)	5,000
Net capital in excess of required minimum	-
Excess net capital at 1000%	-
RECONCILIATION:	
Net capital, as of January 1st, 2007, unadited Focus Report	(412)
Net audit adjustments	-
Net capital, per September 30th, 2007 audited report, as filed.	$ (412)

QUANTUM RESEARCH, INC.

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENT UNDER SECURITIES AND EXCHANGE COMMISSION
RULE 15c-3-3

AS OF SEPTEMBER 30th, 2007

Quantum Research, Inc. is not required to file the above schedules as it claims exemption from
Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared
through other broker-dealers on a fully disclosed basis.

REPORT OF INDEPENDENT CERTIFED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Quantum Research, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Quantum Research, Inc. for the year ended September 30th, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered Quantum Research, Inc's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Quantum Research, Inc's internal control. Accordingly, we do not express an opinion on the effectiveness of Quantum Research, Inc.'s internal control

Also, as required by Rule 17a-5(g)(I) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(I) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(I1);
2. Determining compliance with the exemptive provisions of rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are requires to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit

Page 2
preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted not matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish the objectives in all material respects, indicate a material inadequacy for such purposes, Based on this understanding and on our study, we believe that the Company's Practices and procedures were adequate at September 30th, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be or should not be used by anyone other than these specified parties.

CBS Financial, CPA, PA.
March 31st, 2008

END